News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Announces Third Quarter Results

    Overview

    SASKATOON, SK, Nov. 9 /CNW Telbec/ - Claude Resources Inc. is a public
Company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto
Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is
a gold exploration and mining company. It's major exploration property, the
Madsen project, is located in Red Lake, Ontario, Canada. The Company also owns producing oil and natural gas assets. The Company's entire asset base is located in Canada.
    Claude Resources significantly increased gold production at the Seabee mine in the third quarter - 15,091 ounces were produced - a production level that is 35% above the Company's long-term quarterly average. This strong performance resulted from increasing grade and tonnes at the Seabee orebody combined with production from the Santoy 7 satellite orebody.
    Shaft dewatering at the Madsen project is continuing steadily and the exploration program is being accelerated.
    Third quarter results will continue to be negatively impacted by the appreciating Canadian dollar and ongoing cost challenges prevalent in the industry. Over the past five years, Claude's cash operating costs in
US dollars per ounce have increased by over US $150 as a result of changes in foreign exchange rates.
    The increase in reserves, grade, production and gold price provide a solid platform for future growth.

    <<
    Financial Highlights

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                                   Three       Three        Nine        Nine
                                  Months      Months      Months      Months
                                   Ended       Ended       Ended       Ended
                               September   September   September   September
                                30, 2007    30, 2006    30, 2007    30, 2006
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    Revenue ($ millions)            10.4        10.0        25.6        31.9
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    Net earnings (loss)
     ($ millions)                   (1.8)        0.0        (5.2)        6.8
    -------------------------------------------------------------------------
    Earnings (loss) per
     share ($)                     (0.02)       0.00       (0.06)       0.09
    -------------------------------------------------------------------------
    Cash from operations
     ($ millions)(x)                 0.4         2.3         0.2         8.6
    -------------------------------------------------------------------------
    Cash from operations
     per share ($)(x)               0.00        0.03        0.00        0.12
    -------------------------------------------------------------------------
    Average realized gold
     price (US $/ounce)              689         627         657         600
    -------------------------------------------------------------------------
    Total cash operating
     costs (US $/ounce)              566         417         579         375
    -------------------------------------------------------------------------
    Working capital ($ millions)     7.5         3.3         7.5         3.3
    -------------------------------------------------------------------------
    (x) before net change in non-cash working capital

    MANAGEMENT'S DISCUSSION AND ANALYSIS

    This Management's Discussion and Analysis is a review of the financial condition of Claude Resources Inc. ("Claude" or the "Company") as at
September 30, 2007 compared with December 31, 2006, and the results of operations for the three months and nine months ended September 30, 2007 compared with the corresponding period of 2006. It contains "forward looking statements" that are subject to risk factors set out in a cautionary note contained herein. This discussion is the responsibility of Management and the information within this Management Discussion and Analysis is current to
November 8, 2007 (except as otherwise noted). The Board of Directors reviewed and approved the disclosure presented herein. This discussion should be read in conjunction with the Company's 2006 annual MD&A and 2006 annual audited
Consolidated Financial Statements and Notes. All amounts are expressed in millions of Canadian dollars except where otherwise indicated.

    EXPLORATION

    Work at the Madsen area during the summer continued to drill test for high-grade gold mineralization along the hanging wall contact of the main ultramafic body at Russet Lake. In addition, two high priority areas of the property were prospected with a soil and rock chip sampling program, the
Russet Lake ultramafic and the polymetallic area in the northwest part of the property. Operations continued on the dewatering of the Madsen shaft.
    The Company continued with definition and exploration drilling of the
Santoy 8 mineralized zone. Surface mapping, prospecting and soil sampling programs were also carried out to test several high priority regional targets.
    All exploration programs were carried out under the direction of Qualified
Person, Judy Stoeterau, P.Geo., Vice President of Exploration for Claude.

    Madsen Property

    On September 1, 2006, Claude regained control of its 100% owned Madsen gold project which comprises approximately 4,000 hectares (10,000 acres) in the prolific Red Lake area of northwestern Ontario. The property had been under an option agreement with Goldcorp Canada Ltd.
    During the third quarter, work on the Madsen property continued with a core drill program to test the Russet Lake ultramafic horizon for up-plunge extensions to the historic high grade Zone 8 lense at Madsen mine, mineralization similar to the Campbell/Red Lake high grade deposits. This deep, high grade mineralization at Madsen was discovered and mined between
1969 and 1974 on the 2200 to 2700 levels (1,100 to 1,200 metres depth).
Historically, drill and face samples from this zone reported over 1 ounce per ton. However, it was common practice at Madsen during this period to remove all visible gold pieces before bagging for laboratory analysis; this did not allow for more exact calculations. In addition, Zone 8 ore was blended with lower grade mill feed, again blocking any true grade analysis.
    During the summer of 2007, the Company targeted two of the high priority areas within the Madsen property with surface rock chip and soil geochemical surveys. These were the main ultramafic body from Russet Lake southwest to the
Starratt mine area and the polymetallic area in the northwest part of the property. The first area has the potential to host bodies of high grade gold mineralization similar to the Zone 8 material mined at depth at Madsen in the
1970's. The ore rock lay within deformed, brecciated mafic volcanic rocks within or adjacent to the main ultramafic body.
    The second targeted area is currently referred to as polymetallic due to the variety of mineralization reported from historic exploration. In addition to significant gold values, drill core analyses from the area have returned elevated values of tungsten, molybdenum, copper and silver and may be indicative of a stockwork or exoskarn type system. Twenty significant gold intercepts in five drill holes returned from 1.0 to 26.5 grams per tonne gold.
Results also include 56 samples containing copper values ranging from 0.1% to greater than 2%; 66 samples with molybdenum values ranging from 0.03% to 2%;
and 24 samples with greater than 0.05% tungsten.

    Results from the summer programs together with an airborne geophysical survey to be conducted in the fourth quarter will be used to advance the winter core drill program in these two high priority areas.
    A recent improvement to our pumping system has safely increased the dewatering rate in the Madsen shaft to 340 gallons per minute or 3 feet to
5 feet per day depending on the footprint and material being drained. The water level is now down below Level 7 with Level 16 expected to be reached during the second half of 2008. The plan is to establish Level 16 as the
Company's exploration platform around which the historical high grade 8 Zone will be drilled. Concurrent with drilling from Level 16, dewatering will continue until the mine is completely dewatered to Level 24.

    Seabee Property

    Third quarter drilling on Santoy 8 totalled 16,640 metres in 94 holes. The
Santoy area lies 11 kilometres east of the Seabee mine. The area hosts numerous occurrences of gold mineralization - of these, the Santoy 7 and
8 zones have been sufficiently drill-tested to support the calculation of an inferred mineral resource of 1,110,000 tonnes of 6.53 grams per tonne (top cut of 30 grams per tonne). The 2007 program prioritized infill drilling of the mineral resource area to a 200 metre depth and step-out drilling to the north.
Santoy 8 drilling is expected to continue into the fourth quarter. Assay results continue to be received and an updated mineral resource is expected in the first quarter of 2008.
    The Shane area lies five kilometres east of the Seabee mine and is adjacent to the all-season Santoy road, making any deposit defined in the area easily accessible as mill-feed. During the previous year prospecting and soil geochemistry results proved a horizon both east and west to a total length of
1,300 metres, open at both ends. Drill programs to the end of 2006 revealed mineralization along this structure is in the form of moderately-steep, west-plunging shoots hosting intercepts of 23.88 grams per tonne over 3.74 metres and 12.16 grams per tonne over 8.43 metres - see the November 23, 2006 news release Claude Resources Discovers More Gold on Shane Property. In order to understand the structural and stratigraphic setting of mineralization in the area, a 1:2,500 surface mapping program was completed.
    The Western Limb ("WL") target is located northwest of the Porky Main and
Porky West deposits along the same structural corridor. The prospective area has potential to host near surface, high-grade gold mineralization similar to the Porky Main and West deposits. Surface prospecting and soil sampling were completed along a 3.5 kilometre strike length.
    Results from the summer programs on the Shane and WL areas will be compiled with prospecting, soil geochemistry and detailed airborne magnetic data to plan the 2008 drilling program.

    Other

    The Tartan and Amisk Lake properties are undergoing strategic reviews and a 43-101 compliant report was completed by ACA Howe on the Tartan Property.

    Quality Assurance and Quality Control Procedures

    Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays. Madsen and Santoy 8 samples are analyzed by fire assay with a combination of atomic absorption and gravimetric finish at an independent ISO approved facility. Santoy 7 samples are analyzed by fire assay with a gravimetric finish at the Seabee mine laboratory, with check samples sent to an independent ISO approved facility.
    All exploration programs are carried out under the direction of Qualified
Person, Judy Stoeterau, P.Geo., Vice President of Exploration for Claude.

    OPERATIONS

    Gold

    For the quarter ended September 30, 2007, Claude Resources Inc. milled
53,047 tonnes of Seabee ore at a grade of 7.71 grams per tonne and milled
12,648 tonnes of Santoy 7 ore at a grade of 6.41 grams per tonne with a recovery of 95.8%. Mill recoveries continue to be higher than budgeted due to the addition of the new primary ball mill commissioned in February.

    -------------------------------------------------------------------------
                             Year To Date 2007                  Q1
    -------------------------------------------------------------------------
                     Grand Totals
                       Combined   Seabee   Santoy   Seabee   Santoy    Total
    -------------------------------------------------------------------------
        Tonnes          162,143  139,569   22,574   42,129    4,879   47,008
    Tonnes / Day            594      511       83      468       54      522
        Grade              6.45     6.42     6.66     5.06     5.79     5.13

     Milled Ounces       33,641   28,809    4,832    6,847      909    7,756
       Recovery            95.6%    95.6%    95.6%    94.1%    94.1%    94.1%

      Ounces Sold        30,493   26,037    4,456    7,488        -    7,488
    Produced Ounces      32,157   27,535    4,622    6,442      855    7,297
    -------------------------------------------------------------------------

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                                    Q2                          Q3
    -------------------------------------------------------------------------

                         Seabee   Santoy    Total   Seabee   Santoy    Total
    -------------------------------------------------------------------------
        Tonnes           44,393    5,047   49,440   53,047   12,648   65,695
    Tonnes / Day            488       55      543      577      137      714
        Grade              6.18     8.11     6.38     7.71     6.41     7.46

     Milled Ounces        8,820    1,316   10,136   13,142    2,608   15,750
       Recovery            96.4%    96.4%    96.4%    95.8%    95.8%    95.8%

      Ounces Sold         7,112    2,021    9,133   11,437    2,435   13,872
    Produced Ounces       8,501    1,268    9,769   12,592    2,499   15,091
    -------------------------------------------------------------------------

    During the third quarter, the Company produced 15,091 ounces of gold.
12,592 ounces of gold were produced from the Seabee mine and 2,499 ounces of gold were produced from the Santoy 7 bulk sample. These results represent a
35% increase over the 11,200 ounces produced on average over the past
20 quarters and are a significant improvement over each of the first two quarters of this year. Increased production over the previous two quarters is largely attributed to improved grades and tonnage from the Seabee mine - due to the completion of breasting in shrinkage stope 2c6807 and Santoy 7 increased throughput. A production decision for Santoy 7 is anticipated early in the fourth quarter.
    For the year to date ending September 30, 2007, Claude milled
139,569 tonnes of Seabee ore at a grade of 6.42 grams per tonne and milled
22,574 tonnes of Santoy 7 ore at a grade of 6.66 grams per tonne with a recovery of 95.6%. The Company produced 32,157 ounces of gold to the end of
September of which 27,535 ounces of gold were produced from the Seabee mine and 4,622 ounces of gold were produced from the Santoy 7 project. Sales volume from the Seabee mine and Santoy 7 were 26,037 ounces and 4,456 ounces of gold, respectively. The difference between sales volume and produced ounces is due to the in-circuit inventory build up as average head grades have increased over the last two quarters, from 5.13 grams per tonne to 6.38 grams per tonne in the second quarter and to 7.46 grams per tonne in the third quarter.
    During the third quarter, the Seabee mine began its 2008 winter re-supply program focusing on upgrading its underground and surface fleet in order to contain future operating costs. Additional expenditures in 2007 included road upgrades to Santoy 7 and expansions to our existing infrastructure. These include camp, kitchen, warehouse and maintenance facilities. These capital investments are required to maintain and expand operations in and around the
Seabee mining area, control operating costs and attract quality personnel to our operations in this very competitive labour environment.
    Management continues to focus on strengthening its operational team, in order to bring about improvements in our health, safety and environmental programs. As such, we completed an "Environmental Aspect Review" of our operations with the assistance of professional consultants and strengthened our internal training programs by adding resources to our Safety Department.

    Reserves

    In September 2007, the Company updated its proven and probable gold reserves at the Seabee mine. The updated mineral reserves total
984,200 tonnes, grading 6.67 grams per tonne (211,100 ounces). Compared to
December 31, 2006 estimates, this represents a 42%, 1% and 44% increase in tonnage, grade and ounces, respectively. The improvement was largely the result of successful underground drilling and development. These programs are ongoing.

    Seabee Mine - Proven and Probable Reserves

                               Sept 2007                  June 2007
                                   Grade     Gold             Grade     Gold
                         Tonnes  g/tonne   Ounces   Tonnes  g/tonne   Ounces
    -------------------------------------------------------------------------
    Proven              303,000     6.18   60,200  368,000     6.80   80,500
    Probable            681,200     6.89  150,900  434,600     7.06   98,600
    -------------------------------------------------------------------------
    Total Proven and
     Probable           984,200     6.67  211,100  802,600     6.94  179,100
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                           Dec 2006
                                                              Grade     Gold
                                                    Tonnes  g/tonne   Ounces
    -------------------------------------------------------------------------
    Proven                                         520,900     6.44  107,900
    Probable                                       171,600     7.03   38,800
    -------------------------------------------------------------------------
    Total Proven and
     Probable                                      692,500     6.59  146,700
    -------------------------------------------------------------------------
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    Oil and Natural Gas

    Claude produces crude oil, natural gas liquids (ngls) and natural gas from properties in Alberta and Saskatchewan.
    The Company has various working interests in oil, ngls and natural gas in
Alberta which are operated by other entities on behalf of the Company. At
Q3 2007, the Alberta properties provided 90% of the total production for oil and ngls and 100% of the production of natural gas. The Nipisi Unit is a 173 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson
Gas Unit has 54 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other Alberta locations.
    In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.
    Oil, ngls and natural gas operations continue to positively impact corporate earnings and cash flow from operations before net change in non-cash working capital items. For the nine months ended September 30, 2007, slight declines in petroleum production and petroleum prices realized resulted in a decrease in contributed cash flows (Q3 2007 - $0.4 million; Q3 2006 -
$0.8 million).

    FINANCIAL

    For the quarter ended September 30, 2007, the Company recorded a net loss of $1.8 million, or $0.02 per share, compared to break-even net earnings for the comparable period last year.
    For the nine months ended September 30, 2007, the Company recorded a net loss of $5.2 million, or $0.06 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares. This compares to net earnings of $6.8 million, or $0.09 per share, after a $3.9 million gain realized on the sale of certain portfolio investments and a $2.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2006.
    Note for the nine months ended September 30, 2007, as the Santoy 7 bulk sample is an exploration project, gold sales net of expenditures are not included in earnings but are offset against the carrying value of the asset.

    Revenue

    Total revenue generated for the third quarter was $10.4 million, a 4%
increase over the $10.0 million reported for the same period in 2006. The
Seabee mine contributed $8.2 million to revenue during the second quarter of this year compared to $7.7 million reported for the same period in 2006. This was due to slightly higher gold sales volume (Q3 2007 - 11,400 ounces; Q3 2006
- 11,000 ounces) and improved Canadian dollar gold prices realized: Q3 2007 -
$720 (US $689); Q3 2006 - $703 (US $627). The 10% increase in the US dollar price of gold was partially offset by the appreciating Canadian versus US dollar exchange rate.
    Gross Oil, ngls and natural gas revenue for the three months ending
September 30, 2007 was $2.1 million, a 9% decrease from the $2.3 million reported for the same period in 2006. This reduction was attributable to production decreases in oil, ngls and natural gas. Despite these production decreases, improvements in the average petroleum and natural gas prices realized proved beneficial for the Company during the third quarter.
    Total revenue for the first nine months of 2007 fell 20% to $25.6 million from $31.9 million reported in the first nine months of 2006. The Seabee mine contributed $18.9 million to revenue, a 24% decline from the $25.0 million reported in 2006. The decrease was a result of lower gold sales volume (2007 -
26,000 ounces; 2006 - 36,700 ounces) offset by a 7% improvement in Canadian dollar gold prices realized: 2007 - $726 (US $657); 2006 - $679 (US $600). The lower gold sales volume was attributable mainly to equipment availability and lower grade ore being processed during the period.
    Gross oil, ngls and natural gas revenue for the first nine months of 2007 was $6.6 million, a 4% decrease from the $6.9 million reported for the same period in 2006. This result was attributable to normal production declines in oil, ngls and natural gas. The Company also experienced a slight decrease in petroleum prices realized; however, the average realized price of natural gas increased slightly. Corresponding decreases in both Alberta crown royalties and overriding royalties partially mitigated the decrease in net oil and natural gas revenue.
    Oil and NGLs sales volume for the first nine months of 2007 was
43,300 barrels, 12% lower than the 49,400 barrels sold in the same period of
2006. As at September 30, 2007, the average realized price per barrel of oil and NGLs in Canadian dollars was $68.04 (US $61.59), a 1% drop compared to the
September 30, 2006 average realized price of $68.67 (US $60.63).
    Year to date, natural gas volumes decreased 14% to 394 MMCF as at

September 30, 2007 from 460 MMCF for the same period in 2006. The average realized price in Canadian dollar terms increased to CDN $6.78 (US $6.14) from
CDN $6.73 (US $5.94) during the nine months of 2007.

    Expenditures

    For the three months ended September 30, 2007, total mine operating costs increased 33% to $6.8 million from $5.1 million for the same period last year.
These operating costs and lower gold sales volume resulted in a 36% increase in US dollar cash operating cost per ounce: Q3 2007 - US $566 (CDN $591);
Q3 2006 - US $417 (CDN $468). Oil, ngls and natural gas operating costs were relatively unchanged period over period.
    For the first three quarters of 2007 the Company reported mine operating costs of $16.7 million, a 7% increase from the $15.6 million recorded in 2006.
This increase was largely attributable to the milling of higher cost stockpiled ore, particularly during the third quarter. As well, the Company is experiencing the industry wide challenges of increasing labour and consumable costs. Total cash cost per ounce increased 54% to US $579 (CDN $640) per ounce this year to date from US $375 (CDN $425) in 2006. This result was due to a combination of higher operating costs, lower gold sales volume and a stronger
Canadian versus US dollar. Oil, ngls and natural gas operating costs were relatively unchanged period over period.

    Depreciation, Depletion and Accretion

    During the third quarter of 2007, depreciation, depletion and accretion of the Company's gold assets increased by 10% to $1.9 million from $2.1 million reported for the comparable period in 2006. For the nine months ended
September 30, 2007, this amount was $6.0 million, a 22% reduction over the
$7.7 million reported in 2006. This decrease was largely due to the combination of increased reserves and fewer tonnes mined and milled during the period.
    The increase, period over period, of depreciation, depletion and accretion of the Company's oil and natural gas assets was largely due to a declining reserve base.

    Administrative Expense

    For the third quarter of 2007, general and administrative costs were 33%
higher, increasing to $0.8 million this period from $0.6 million in 2006. Year to date costs increased to $2.6 million from $1.9 million for the same period in 2006. This was largely a result of increased labour costs relating to added staff and regulatory compliance costs.

    Stock Compensation

    Stock-based compensation for the quarter was $0.08 million compared with
$0.05 million for the same quarter in 2006. Year to date, stock-based compensation was $0.5 million in 2007 compared with $0.2 million in 2006. This non-cash expense was lower in 2006 as fewer options were granted.

    Income Taxes

    The income tax recovery of $1.7 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2006 and the subsequent renouncement of those expenditures in 2007. A similar benefit of
$2.7 million was recorded in 2006.

    Liquidity & Financial Resources

    At September 30, 2007, the Company had working capital of $7.5 million
(December 31, 2006 - $7.7 million). The working capital decrease was the result of increased inventories, payables and bank indebtedness offset by payments on demand loans outstanding. Working capital is expected to remain at or near these levels due to anticipated positive cash flow from operations.
    For the three months ended September 30, 2007, cash flow from operations before net changes in non-cash working capital items was $0.4 million, or
$0.00 per share. For the first nine months of 2007, cash flow from operations before net changes in non-cash working capital items was $0.2 million, or
$0.00 per share. These results were mainly attributable to lower contributions from the Seabee mine.
    The Company's typical cash requirement over the first and second quarters of each year is significant because of the winter road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet. Management believes the Company may be able to fund the majority of these requirements out of operating cash flows and the utilization of an available lease line. The Company has financing alternatives available in the event production or costs are not as expected.

    Investing

    Mineral property expenditures during the first nine months of 2007 were
$23.9 million, a $9.5 million increase from 2006. Year to date, expenditures were comprised of the following: Seabee mine development of $8.3 million (2006
- $5.9 million); exploration costs, focusing on the Madsen and Santoy Lake exploration projects of $9.0 million; and property, plant and equipment charges of $6.6 million. Property, plant and equipment charges include mining equipment, camp infrastructure, tailings management facility expansion and
Madsen dewatering charges.
    Oil and natural gas capital expenditures were $0.5 million during 2007, a decrease from the $2.3 million reported during the comparable period of 2006.
This reduction is attributable to decreased drilling and infrastructure spending on both the Nipisi and Edson properties.
    In 2007, $0.1 million was deposited towards the Company's reclamation and decommissioning requirements at the Seabee mine.

    Financing

    In October 2007, the Company announced plans to proceed with a private placement for the issue of 3,783,784 common shares, issued on a flow-through basis for $1.85 per share, for gross proceeds of $7.0 million. These proceeds will be used to fund exploration programs primarily at the Madsen property.
Management believes it will have the funding in place to satisfy its exploration requirements into the second quarter of 2008.
    In April 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised. This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000. These proceeds are being used to fund the aggressive exploration programs at the Madsen and
Seabee properties as well as for general corporate purposes.
    Other financing activities during 2007 included the issuance of 122,000 common shares pursuant to the Company's Employee Share Purchase Plan, the exercise of 270,000 employee stock options and the exercise of 2,174,000 common share purchase warrants.
    During the first nine months of this year the Company repaid $1.5 million of its demand loans outstanding. The proceeds and repayments on capital lease obligations relate primarily to production equipment.

    CHANGES IN ACCOUNTING POLICIES

    Effective January 1, 2007, the Company adopted the recommendations of CICA
Handbook Section 1530, Comprehensive Income ("Section 1530"), Section 3855,
Financial Instruments - Recognition and Measurement ("Section 3855") and 3865,
"Hedging" ("Section 3865"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. These standards have been adopted prospectively.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 2007, the CICA issued Section 3031, "Inventories"; this Section supersedes Section 3030 of the same title. This Section establishes standards for the measurement and disclosure of inventories and provides the Canadian equivalent to International Financial Reporting Standard IAS 2, "Inventories".
This Section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company is currently reviewing this guidance in order to determine the impact, if any, on our consolidated financial statements.

    OUTLOOK

    The Company's 2007 production and cost forecasts remain relatively unchanged for both the Seabee mine and oil and natural gas operations. Despite the difficult first half, strong third quarter production and similar results expected in the fourth, gold production from both the Seabee and Santoy properties is targeted to remain at or near 48,000 ounces with mine operating costs slightly higher than those incurred in 2006. Capital investment is expected to increase largely as a result of added investment at the Madsen and
Seabee mine area exploration properties and increases to property, plant and equipment at the Seabee mine. Oil and natural gas revenues are expected to remain at 2006 levels or decline slightly - a result of normal production declines combined with similar petroleum and natural gas pricing. Oil and natural gas capital expenditures should decline as a result of decreased drilling and infrastructure spending on both the Nipisi and Edson properties.

    KEY SENSITIVITIES

    Earnings from Claude's gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow are as follows:

    Gold

    For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.3 million, or $0.00 per share.

    Oil & Natural Gas

    For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.3 million ($0.00 per share). For a US
$1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.6 million ($0.01 per share). A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

    DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold. At September 30, 2007 and the comparative period in 2006, the Company had no outstanding foreign exchange or forward gold contracts.

    BALANCE SHEET

    The Company's total assets were $165.7 million at September 30, 2007, compared to $145.7 million at year-end 2006. The increase is mostly attributable to the Company's substantial capital investment at the Madsen and
Seabee properties as well as higher inventories.
    Total liabilities were $82.4 million at September 30, 2007, compared to
$80.1 million at December 31, 2006. This was due largely to bank indebtedness, payables and accrued liabilities increases offset by demand loan payments. The
Company has $6.5 million in demand loans outstanding. As it is a demand loan, the entire amount has been classified as a current liability for accounting purposes. The long-term debt of $56.9 million relates to the Red Mile royalty obligations and capital lease obligations. Interest and principal from the
Company's restricted promissory notes will be sufficient to fund the expected royalty payments over the remaining years of the royalty obligation agreements.
    Shareholders' equity for the nine months ended September 30, 2007 increased by $17.7 million. The increase reflects a net loss of $5.2 million and an increase to share capital of $23.1 million, due primarily to the April equity issue and employee stock option and warrant exercises offset by the renunciation of the tax benefit from the prior year's flow-through shares.

    OUTSTANDING SHARE DATA

    At October 31, 2007, there were 93.2 million common shares outstanding. In addition, there were 3.6 million employee and consultant stock options outstanding, with exercise prices ranging from $0.53 to $2.10 per share.

    CONTRACTUAL OBLIGATIONS

    At September 30, 2007, there were no significant changes to the Company's contractual obligations from those reported in the Management's Discussion and
Analysis for the year ended December 31, 2006.

    SELECTED QUARTERLY FINANCIAL DATA

    The following table provides summary financial data for our last eight quarters:

    Quarterly Information
                                        September 30                 June 30
    Unaudited ($ millions)          2007        2006        2007        2006

    Gold sales                       8.2         7.7         4.9         8.9
    Oil and natural gas sales        2.1         2.3         2.3         1.9
    Net earnings (loss)             (1.8)          -        (3.4)        2.4
    Net earning (loss) per
     share(1)                      (0.02)          -       (0.04)       0.03
    Average realized gold

     price (US$)                     689         627         633         621
    Ounces sold                   11,400      11,000       7,100      12,700
    Tonnes milled                 53,000      59,400      44,400      65,500
    Ounces produced               12,600      11,100       8,500      12,900
    Grade processed (gpt)           7.71        6.14        6.18        6.52
    Cash cost per ounce(2)
     (US$oz)                         566         417         661         362
    CDN$/US$ Exchange             1.0448      1.1212      1.0984      1.1224

                                            March 31             December 31
    Unaudited ($ millions)          2007        2006        2006        2005

    Gold sales                       5.7         8.4         7.5         7.9
    Oil and natural gas sales        2.2         2.8         2.0         3.4
    Net earnings (loss)                -         4.4        (0.4)        1.0
    Net earning (loss) per
     share(1)                      (0.00)       0.06       (0.01)       0.01
    Average realized gold
     price (US$)                     653         556         620         485
    Ounces sold                    7,500      13,000      10,700      13,900
    Tonnes milled                 42,100      61,800      59,300      66,400
    Ounces produced                6,400      12,100      10,300      15,100
    Grade processed (gpt)           5.06        6.58        5.74        7.60
    Cash cost per ounce(2)
     (US$oz)                         539         353         468         355
    CDN$/US$ Exchange             1.1714      1.1545      1.1393      1.1733

    (1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
    (2) For an explanation of non-GAAP performance measures refer to "Non-
        GAAP Performance Measures" on Page 11.

    The financial results for the last eight quarters reflect the following general trends: improvement in average realized gold prices partially offset by the strengthening Canadian dollar; third quarter 2007 gold production returning to 2006 levels - a result of higher grade processed; third quarter
2007 gold revenues also returning to 2006 levels - a result of more ounces sold combined with higher realized prices; cash costs per ounce trending lower
- an expectation of higher sales volume offset by the appreciating Canadian dollar; and constant oil and natural gas sales - a combination of higher realized prices combined with normal production declines.

    CRITICAL ACCOUNTING ESTIMATES

    Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion about those estimates, please refer to our Management's
Discussion and Analysis for the year ended December 31, 2006, available at
www.sedar.com.

    RISKS AND UNCERTAINTIES

    Risks and uncertainties related to economic and industry factors are described in detail in the Company's 2007 Annual Information Form and remain substantially unchanged.

    DISCLOSURE CONTROLS AND PROCEDURES

    Disclosure Controls and Procedures

    As of September 30, 2007, the Company evaluated its disclosure controls and procedures as defined under Multilateral Instrument 52-109. This evaluation was performed by the Chief Executive Officer and the Chief
Financial Officer with the assistance of other Company employees to the extent necessary or appropriate. Based on this evaluation, the Chief Executive
Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

    Internal Controls Over Financial Reporting

    No changes were made in the Company's internal control over financial reporting during the quarter ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

    Limitations of Controls and Procedures

    The Company's management, including the Chief Executive Officer and Chief
Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the
Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.
The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

    NON-GAAP PERFORMANCE MEASURES

    The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold
Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.
    Cash flow from operations is cash from operations before the net change in non-cash working capital items. Cash flow from operations per common share is determined by dividing the cash flow from operations by the weighted average number of common shares outstanding during the period. Management uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash from operations as determined under Canadian GAAP. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This MD&A contains "forward-looking statements" that are based on Claude
Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook", "anticipate",
"project", "forecast", "target", "believe", "estimate", "expect", "intent",
"should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
    A discussion of these and other factors that may affect Claude Resources
Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange
Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

    ADDITIONAL INFORMATION

    Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian
(www.sedar.com) and US (www.sec.gov) securities regulatory authorities.
Certain documents are also available on the Company's website at
www.claudresources.com.

    NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

    Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
    The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
    The Company's independent auditor has not performed a review of these financial statements, nor the quarterly financial statements for the past eight quarters, in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

    (signed)                            (signed)
    Neil McMillan                       Rick Johnson
    Chief Executive Officer             Chief Financial Officer

    Date: November 9, 2007

    Consolidated Balance Sheets
    (Canadian Dollars in Thousands - Unaudited)

                                                         Sept 30 December 31
                                                            2007        2006
    -------------------------------------------------------------------------

    Assets
    Current assets:
      Cash                                            $        -  $    5,331
      Receivables                                          5,502       1,824
      Inventories and stockpiled ore                      10,476       6,288
      Shrinkage stope platform costs (Note 2)              9,672       9,987
      Prepaids                                               401         425
    -------------------------------------------------------------------------
                                                          26,051      23,855

    Oil and gas properties                                 9,055       9,198
    Mineral properties                                    71,062      52,984
    Investments (Note 3)                                   1,174       1,428
    Restricted promissory notes                           55,982      55,982
    Deposits for reclamation costs                         2,381       2,270
    -------------------------------------------------------------------------

                                                      $  165,705  $  145,717
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current liabilities:
      Bank indebtedness (Note 4)                      $    1,309  $        -
      Payables and accrued liabilities                     9,624       7,294
      Demand loans (Note 4)                                6,516       8,000
      Other current liabilities                            1,098         911
    -------------------------------------------------------------------------
                                                          18,547      16,205

    Obligations under capital lease                          790         502
    Royalty obligations                                   56,112      56,112
    Deferred revenue                                       4,324       4,834
    Asset retirement obligations                           2,638       2,486

    Shareholders' equity:
      Share capital (Note 5)                              79,077      56,036
      Contributed surplus                                  1,180       1,062
      Retained earnings                                    3,291       8,480
      Accumulated other comprehensive deficit               (254)          -
    -------------------------------------------------------------------------
                                                          83,294      65,578
    -------------------------------------------------------------------------

    Subsequent event (Note 10)

                                                      $  165,705  $  145,717
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Earnings (Loss)
    (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                         Sept 30                Sept 30
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------
    Revenues: (Note 8)
      Gold                    $    8,231  $    7,718  $   18,907  $   24,957
      Oil and gas (net)              728         840       2,121       2,431
    -------------------------------------------------------------------------
                                   8,959       8,558      21,028      27,388
    Expenses:
      Gold                         6,758       5,128      16,650      15,608
      Oil and gas                    665         656       1,687       1,615
      Depreciation, depletion
       and accretion:
        Gold                       1,859       2,114       5,972       7,673
        Oil and gas                  264         159         696         469
    -------------------------------------------------------------------------
                                   9,546       8,057      25,005      25,365
    -------------------------------------------------------------------------
                                    (587)        501      (3,977)      2,023

    Other income (expense):
      General and
       administrative               (752)       (566)     (2,641)     (1,923)
      Interest and other            (350)         76         188         374

      Gain on sale of assets           -           -           -       3,897
      Stock compensation
       expense                       (76)        (46)       (464)       (220)
    -------------------------------------------------------------------------
                                  (1,178)       (536)     (2,917)      2,128
    -------------------------------------------------------------------------

    Earnings (loss) before
     income taxes                 (1,765)        (35)     (6,894)      4,151

      Income tax recovery
       (expense) (Note 6)              -          (1)      1,705       2,674
    -------------------------------------------------------------------------

    Net earnings (loss)       $   (1,765) $      (36) $   (5,189) $    6,825
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Net earnings (loss) per
     share
      Basic and diluted       $    (0.02) $    (0.00) $    (0.06) $     0.09
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number
     of shares outstanding
     (000's)
      Basic                       93,212       72,804     86,095      72,706
    -------------------------------------------------------------------------
      Diluted                     93,212       72,804     86,095      73,607

    Consolidated Statements of Shareholders' Equity
    (Canadian Dollars in Thousands - Unaudited)

                                                           Nine Months Ended
                                                                Sept 30
                                                            2007        2006
    -------------------------------------------------------------------------

    Share Capital
      Balance, beginning of period                    $   56,036  $   53,109
      April 24th equity issue                             21,444           -
      Warrants exercised                                   2,816         171
      Flow-through renunciation                           (1,705)     (2,699)
      Stock Option Plan                                      276         200
      Other                                                  210          65
    -------------------------------------------------------------------------
      Balance, end of period                          $   79,077  $   50,846
    -------------------------------------------------------------------------

    Contributed Surplus
      Balance, beginning of period                    $    1,062  $      622
      Stock-based compensation                               464         232
      Options exercised                                     (278)         12
      Other                                                  (68)        (88)
    -------------------------------------------------------------------------
      Balance, end of period                          $    1,180  $      778
    -------------------------------------------------------------------------

    Retained Earnings
      Balance, beginning of period                    $    8,480  $    2,058
      Net earnings (loss)                                 (5,189)      6,825

    -------------------------------------------------------------------------
      Balance, end of period                          $    3,291  $    8,883
    -------------------------------------------------------------------------

    Accumulated other comprehensive loss
      Balance, beginning of period                    $        -  $        -
      Transition adjustment (Note 3)                         463           -
      Net change in losses on marketable
       securities (Note 3)                                  (717)          -
    -------------------------------------------------------------------------
      Balance, end of period                          $     (254) $        -
    -------------------------------------------------------------------------

      Total retained earnings and accumulated
       other comprehensive loss                       $    3,037  $    8,883
    -------------------------------------------------------------------------

    Shareholders' equity, end of period               $   83,294  $   60,507
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Comprehensive Income (Loss)
    (Canadian Dollars in Thousands - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                         Sept 30                Sept 30
                                     2007       2006        2007        2006
    -------------------------------------------------------------------------

    Net earnings (loss)       $   (1,765) $      (36) $   (5,189) $    6,825

    Other comprehensive loss
      Unrealized loss on
       marketable securities
      (Note 3)                      (229)          -        (717)          -
    -------------------------------------------------------------------------

    Total comprehensive
     income (loss)            $   (1,994) $      (36) $   (5,906) $    6,825
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Consolidated Statements of Cash Flows
    (Canadian Dollars in Thousands - Unaudited)

                                  Three Months Ended       Nine Months Ended
                                        Sept 30                 Sept 30
                                    2007        2006        2007        2006
    -------------------------------------------------------------------------

    Operations:
      Net earnings (loss)     $   (1,765) $      (36) $   (5,189) $    6,825
      Non-cash items:

        Depreciation,
         depletion and
         accretion                 2,123       2,273       6,668       8,142
        Stock-based
         compensation                 76          46         464         220
        Gain on sale of
         assets                        -           -           -      (3,897)
        Income tax recovery            -           -      (1,705)     (2,699)

      Net changes in non-cash
       working capital:
        Receivables                 (387)     (2,259)     (3,678)        629
        Inventories and
         stockpiled ore            1,429       2,114      (4,188)     (3,218)
        Shrinkage stope
         platform costs            1,581        (253)        315        (894)
        Prepaids                     112         (17)         24          (3)
        Payables and accrued
         liabilities                 915      (1,943)      2,330       1,141
    -------------------------------------------------------------------------
      Cash (used in) from
       operations                  4,084         (75)     (4,959)      6,246

    Investing:
      Mineral properties          (7,023)     (5,128)    (23,929)    (14,412)
      Oil and gas properties        (147)       (658)       (522)     (2,325)
      Investments                      -           -           -       4,299
      Reclamation deposits            47        (156)       (111)       (163)
    -------------------------------------------------------------------------
      Cash used in investing      (7,123)     (5,942)    (24,562)    (12,601)

    Financing:
      Issue of common shares,
       net of issue costs             15          35      24,400         372
      Deferred revenue              (186)       (232)       (496)       (695)
      Bank indebtedness            1,309       1,826       1,309         952
      Demand loans:
        Proceeds                       -       5,000           -       5,000
        Repayment                   (498)       (317)     (1,484)       (774)
      Obligations under
       capital lease:
        Proceeds                       -           -         869         476
        Repayment                   (111)        (47)       (408)       (176)
    -------------------------------------------------------------------------
      Cash provided from
       financial activities          529       6,265      24,190       5,155

    Increase (decrease) in
     cash                         (2,510)        248      (5,331)     (1,200)
    Cash, beginning of period      2,510           -       5,331       1,448
    -------------------------------------------------------------------------
    Cash, end of period       $        -  $      248  $        -  $      248
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these unaudited consolidated financial statements

    Notes to Consolidated Financial Statements
    (Canadian Dollars in Thousands, except as otherwise noted)
    (Unaudited)

    Note 1 - Significant Accounting Policies

    These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The preparation of financial data within these statements is based on, with the exception of financial instruments, accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended
December 31, 2006, as they do not contain all disclosures required by Canadian
GAAP for annual financial statements.
    In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2007, and for comparative periods presented, have been made.

    Financial Instruments, Hedges, Comprehensive Income, Equity

    Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants
("CICA") relating to financial instruments:

    (a) Section 3855, "Financial Instruments - Recognition and Measurement"
    (b) Section 3865, "Hedging"
    (c) Section 1530, "Comprehensive Income"
    (d) Section 3251, "Equity"

    These new standards have been adopted on a prospective basis with no restatement to prior period comparative balances.

    (a) Section 3855, "Financial Instruments - Recognition and Measurement"

    This standard sets out criteria for the recognition and measurement of financial instruments and requires that all financial instruments within its scope, including derivatives, are to be included on the Company's balance sheet and measured either at fair value or, when fair value may not be considered most relevant, at cost or amortized cost in certain circumstances.
Changes in fair value are to be recognized in the statements of operations and comprehensive income.
    All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As part of the transitional provisions within this section, the Company's outstanding financial assets and liabilities at the effective date of adoption have been recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 have been recognized by adjusting opening accumulated other comprehensive income (loss).
    Financial assets are classified as loans and receivables, held-to maturity investments, available-for-sale, or held-for-trading. Financial liabilities are classified as either held-for-trading or other financial liabilities.
Initial classification of the Company's financial instruments affects their initial and subsequent measurement as well as subsequent recognition of changes in the value of these instruments. Classification of the Company's financial instruments is outlined in the table below.
    Loans and receivables, held-to-maturity investments, and other financial liabilities are initially measured at fair value; measurement of these items in subsequent reporting periods is at amortized cost. Gains and losses associated with measurement in subsequent reporting periods are recognized in net earnings.
    Available-for-sale financial assets are initially measured at fair value;
measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.
    Held-for-trading financial instruments are initially measured and subsequently measured at fair value. Subsequent to initial measurement, all gains and losses are included in net earnings in the period in which they arise.
    Derivative financial instruments are classified as held-for-trading; as such, they are measured at fair value, even when they are part of a hedging relationship. All gains and losses are recognized immediately in net earnings in the period in which they arise.
    In accordance with this new standard, the Company has classified its financial instruments as follows:

                                  September 30, 2007       December 31, 2006
                                Carrying   Estimated    Carrying   Estimated
                                   Value  Fair Value       Value  Fair Value
    -------------------------------------------------------------------------
    Loans and Receivables
      Accounts receivable (1)      5,502       5,502       1,824       1,824
      Restricted promissory
       note                       55,982      55,982      55,982      55,982
    Available-for-sale
     financial assets
      Investments                  1,174       1,174       1,428       1,891
    Held-for-trading
      Cash and cash
       equivalents (1)                 -           -       5,331       5,331
      Reclamation deposits (1)     2,381       2,381       2,270       2,270
    Other financial liabilities
      Bank indebtedness (1)        1,309       1,309           -           -
      Demand Loans (1)             6,516       6,516       8,000       8,000
      Payables and Accrued
       Liabilities (1)             9,624       9,624       7,294       7,294

    (1) Due to the nature and / or short maturity of these financial instruments, carrying value approximated fair value

    The Company's investment in various equities has been classified as available-for-sale securities and recorded at fair value in the Company's
Consolidated Balance Sheet. In accordance with transitional provisions of this
Section, the Company recorded the following adjustments as at January 1, 2007:
an increase to investments of $463,000 and an increase to accumulated other comprehensive income of $463,000.

    (b) Section 3865, "Hedging"

    This standard outlines the circumstances under which hedge accounting is permissible and how it may be applied. As the Company did not have any foreign currency or gold hedges outstanding as at January 1, 2007 or September 30,
2007, Section 3865 had no impact on the Company's financial statements.

    (c) Section 1530, "Comprehensive Income"

    Comprehensive income is the change in shareholders' equity that occurs during an accounting period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in other comprehensive income ("OCI") until it is considered appropriate to recognize in net earnings. This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

    Note 2 - Shrinkage Stope Platform Costs

    Shrinkage stope platform costs represent ore that is being used to gain access to further ore. This ore is expected to be processed in the following
12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

    Note 3 - Investments

    The Company has investments in various Canadian equities; these investments have been classified as available-for-sale securities, in accordance with Handbook Section 3855, Financial Instruments. In accordance with transitional guidance, the Company adjusted the value of these investments as at January 1, 2007 to their fair value. Measurement in subsequent reporting periods is also at fair value. Gains and losses from such revaluations are included in other comprehensive income. If available-for-sale financial assets are disposed of, gains and losses recognized in other comprehensive income are transferred to net earnings.

                                               Mark-to-market loss in OCI
                                                    September 30, 2007
                                                           Three        Nine
                                                          Months      Months
                                          Fair Value       Ended       Ended
    -------------------------------------------------------------------------
    Available-for-sale securities         $    1,174  $     (229) $     (717)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                     December 31, 2006
                                                                      Transi-
                                                           Book       tional
                                          Fair Value       Value  Adjustment
    -------------------------------------------------------------------------
    Available-for-sale securities         $    1,891  $    1,428  $      463
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    By holding these long-term investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

    Note 4 - Demand Loans
                                                    September 30 December 31
                                                            2007        2006
    -------------------------------------------------------------------------

    Line of credit, up to
     $3,500,000 available,
     interest at prime plus
     0.75%                                            $    1,309  $        -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Demand loan, repayable in monthly payments
     of $96,514 including interest at 5.99%,
     due February 2010                                $    2,599  $    3,300
    Demand loan, repayable in monthly payments
     of $83,333 plus interest at prime plus 1.5%,
     due August 2011                                       3,917       4,700
    -------------------------------------------------------------------------
                                                      $    6,516  $    8,000
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

    Note 5 - Share Capital

    At September 30, 2007 there were 93,213,613 common shares outstanding.

    a) Issue of shares

    On April 24, 2007, the Company completed a financing for the issue of
12,500,000 common shares at a price of $1.60 per share for gross proceeds of
$20,000,000. In addition, an over-allotment option to purchase an additional
1,875,000 common shares at a price of $1.60 for gross proceeds of $3,000,000 was exercised. This resulted in a total of 14,375,000 common shares issued at a price of $1.60 for total gross proceeds of $23,000,000.
    During the period ended September 30, 2007, the Company also issued
122,000, 270,000 and 2,174,000 common shares pursuant to the Company's
Employee Share Purchase Plan, employee stock option plan and warrants exercised pursuant to a June 2005 private placement, respectively.

    b) Share Option Plan

    The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 9% of the issued and outstanding common shares. Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over three years and expire ten years from the date of the grant of the option.

    For options outstanding at September 30, 2007 weighted average exercise prices are as follows:

                               September                December
                                      30     Average          31     Average
                                    2007       Price        2006       Price
    -------------------------------------------------------------------------
    Beginning of period        3,380,000  $     1.17   2,755,000  $     1.11
    Options granted              685,000        1.66     965,000        1.35
    Options exercised           (270,000)       0.81    (230,000)       0.74
    Options lapsed              (235,000)       1.79    (110,000)       2.13
    -------------------------------------------------------------------------
    End of period              3,560,000  $     1.25   3,380,000  $     1.17
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    For options outstanding at September 30, 2007, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                                        Weighted    Weighted
                                                         Average     Average
                                                        Exercise   Remaining
    Option Price Per Share                    Number       Price        Life
    -------------------------------------------------------------------------

    $0.53-$0.96                              741,000  $     0.63  5.01 years
    $1.05-$1.47                            1,779,000        1.26  4.50 years
    $1.59-$2.10                            1,040,000        1.70  8.62 years
    -------------------------------------------------------------------------
                                           3,560,000  $     1.25  5.81 years
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------

    The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 59.88% volatility and interest rates ranging from 3.96% to 4.70%. For the period ended
September 30, 2007, the compensation cost recorded in respect of stock options issued was $464,000 (September 30, 2006 - $220,000).

    Note 6 - Income taxes

    The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced to the subscribers. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $1.7 million (2006 -
$2.7 million).

    Note 7 - Comparative Figures

    Certain prior period balances have been reclassified to conform to the current financial statement presentation.

    Note 8 - Segmented Information

    The Company has two reportable industry segments: (1) gold mining and
(2) oil, natural gas liquids and natural gas production. These segments are differentiated by differences in end products. All assets within the Company's reportable segments are located in Canada. The Company's producing gold mine, the Seabee mine, is located in northern Saskatchewan. Mineral exploration properties are located in Saskatchewan, Manitoba and Ontario. The Company's oil and gas assets are located in Alberta and Saskatchewan.

                                   Three Months Ended September 30, 2007
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                   $    8,231  $    2,140  $        -  $   10,371
    Crown royalties                    -        (386)          -        (386)
    Overriding royalties               -      (1,026)          -      (1,026)
    -------------------------------------------------------------------------
    Net Revenue                    8,231         728           -       8,959
    Operating expense              6,758         665           -       7,423
    Depreciation, depletion
     and accretion                 1,859         264           -       2,123
    Non-segmented loss                 -           -       1,178       1,178
    -------------------------------------------------------------------------
    Net loss                  $     (386)       (201) $   (1,178) $   (1,765)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Three Months Ended September 30, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                   $    7,718  $    2,260  $        -  $    9,978
    Crown Royalties                    -        (464)          -        (464)
    Alberta Royalty Tax Credit         -         125           -         125
    Overriding royalties               -      (1,081)          -      (1,081)
    -------------------------------------------------------------------------

    Net Revenue                    7,718         840           -       8,558
    Operating expense              5,128         656           -       5,784
    Depreciation, depletion
     and accretion                 2,114         159           -       2,273
    Non-segmented loss                 -           -         537         537
    -------------------------------------------------------------------------
    Net earnings (loss)       $      476  $       25  $     (537) $      (36)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Nine Months Ended September 30, 2007
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                   $   18,907  $    6,646  $        -  $   25,553
    Crown royalties                    -      (1,312)          -      (1,312)
    Overriding royalties               -      (3,213)          -      (3,213)
    -------------------------------------------------------------------------
    Net Revenue                   18,907       2,121           -      21,028
    Operating expense             16,650       1,687           -      18,337
    Depreciation, depletion
     and accretion                 5,972         696           -       6,668
    Non-segmented loss                 -           -       1,212       1,212
    -------------------------------------------------------------------------
    Net loss                  $   (3,715)       (262) $   (1,212) $   (5,189)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                   Nine Months Ended September 30, 2006
    -------------------------------------------------------------------------
                                    Gold   Oil & Gas  All Others       Total
    -------------------------------------------------------------------------
    Revenue                   $   24,957  $    6,939  $        -  $   31,896
    Crown Royalties                    -      (1,608)          -      (1,608)
    Alberta Royalty Tax Credit         -         375           -         375
    Overriding royalties               -      (3,275)          -      (3,275)
    -------------------------------------------------------------------------
    Net Revenue                   24,957       2,431           -      27,388
    Operating expense             15,608       1,615           -      17,223
    Depreciation, depletion
     and accretion                 7,673         469           -       8,142
    Non-segmented income               -           -      (4,802)     (4,802)
    -------------------------------------------------------------------------
    Net earnings              $    1,676  $      347  $    4,802  $    6,825
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Note 9 - Differences from United States Accounting Principles

    These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 21 of the
Company's audited financial statements for the year ended December 31, 2006 for an explanation of the differences in Canadian and US GAAP.

    Note 10 - Subsequent Event

    In November 2007, the Company expects to complete a private placement offering of 3,783,784 common shares issued on a flow-through basis, at a price of $1.85 per share, for gross proceeds of $7.0 million. The Company will be required to generate $7.0 million in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2008.
    >>
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., (306) 668-7505; Rick Johnson, CFO, Claude Resources Inc.,
(306) 668-7505, clauderesources(at)clauderesources.com, www.clauderesources.com;
Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; James Buchanan:
jbuchanan(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 15:14e 09-NOV-07